

20013123

SEC
Mail Processing
Section

JUN 10 2020

Washington DC

UNITED STATES
...TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

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SEC FILE NUMBER
8-18428

REPORT FOR THE PERIOD BEGINNING 04/01/2019 AND ENDING 03/31/2020

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAVU SECURITIES LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue, 10th Floor

(No. and Street)

New York   NY   10022

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth Attanasio   (212) 668-8700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants

(Name – if individual, state last, first, middle name)

9221 Corbin Ave., Suite 165   Northridge   CA   91324

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
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OATH OR AFFIRMATION

I, _Gregory A. Parsons_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

CAVU SECURITIES LLC , as

of _March 31_ , 20 _20_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chairman
Title

_____
Notary Public

JAY GETTENBERG
Notary Public, State of New York
No. 01GE6180376
Qualified in New York County
Commission Expires March 8, 2020

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CAVU SECURITIES, LLC
(S.E.C. NO. 8-18428)

Annual Audited Report

For the Year Ended March 31, 2020

Cavu Securities, LLC

Table of Contents



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of CAVU Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CAVU Securities, LLC (the "Company") as of March 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of March 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
June 8, 2020

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

CAVU Securities, LLC
Statement of Financial Condition
March 31, 2020

Assets

Cash	$	554,700
Accounts receivable		292,948
Accounts receivable, related party		238,363
Deposit with clearing broker		39,988
Prepaid expenses		28,964
Security deposit		11,500
Other receivables		15,613
Total assets	$	1,182,076

Liabilities and Members' Equity

Liabilities

Accrued compensation	$	409,051
Accounts payable and other accrued expenses		159,621
Total Liabilities		568,672
Members' equity		613,404
Total liabilities and members' equity	$	1,182,076

The accompanying notes are an integral part of these financial statement.

1. Organization

CAVU Securities, LLC (the "Company") is a Delaware limited liability company registered as a broker dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company has endeavored to contribute a portion of its revenues to military and veteran charities. The company primarily serves as a distributor for hedge funds.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates
The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Cash
The Company's cash balances are insured up to $250,000 by the Federal Deposit Insurance Corporation resulting in periodic instances in which balances have been in excess of such insurance coverage.

Accounts Receivable
The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at March 31, 2020.

Income Taxes
As the Company has elected to be treated as a partnership for income tax purposes, no provision for income taxes has been made in the accompanying financial statements. The Company's members are required to report their respective shares of the Company's income or loss on their individual income tax returns.

Revenue Recognition

Referral Income (State Street)
The Company has a contract with State Street Bank to earn commissions for referring portal customers to use their State Street Bank Investment Portal (the "portal"). The commissions are earned by the Company when the portal customer investment while using the portal. The commissions are earned on an ongoing basis, as long as the portal customer continues to use the portal, for investment purposes.

Referral Fees Expenses (State Street)
The Company also has a separate referral agreements with each of State Streets portal customers. This is to incentivize the portal customer to go through the Company 's relationship with State Street, so if they use and invest with the State Street portal, via the Company 's relationship, they will receive a rebate per the terms of each referral contract. These rebates are accrued monthly in conjunction with the referral income.

2. Summary of Significant Accounting Policies (Continued)

Revenue Recognition (continued)

Significant Judgement
Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Fees
The Company recognizes revenue only when it satisfies the performance obligation stated in it's contracts. Performance obligations do not relate specifically to the closing of any transaction or the trade of any security, but rather the daily performance of wholesaling activities. Given these factors and the terms of the wholesaling agreement, the Company's revenue is equal to the expense incurred to execute these daily wholesaling activities. In fulfilling its performance obligation, the Company does not have expenses related to future performance obligations. Instead, expenses are a real-time reflection of daily efforts to wholesale the related products. Revenue recognition occurs when the daily wholesaling activities are executed on a trade date basis. Once these services occur the Company has a present right to payment, and the customer has received the benefits of having the Company perform wholesaling services.

Trading gains and losses
The Company recognizes trading gains and losses on a trade date basis.

3. Clearing Brokers

On September 15, 2017, the Company entered into a "piggy-back" clearing arrangement with R.F. Lafferty & Co. Inc. ("Lafferty"), who introduces its customers on a fully-disclosed basis to RBC Capital Markets, LLC ("RBC'), whereby the Company gains access to the services provided by RBC to Lafferty. The arrangement is governed by a sub-broker agreement between the Company and Lafferty and a secondary clearing agreement among all three parties. Under the former agreement, the Company is obligated to maintain a minimum deposit of $5,000 with Lafferty. At March 31, 2020 the balance was $39,988.

4. Professional Employer Organization ("PEO")

The Company leases its employees through a PEO and, accordingly, is not the employer of record for tax and insurance purposes.

5. Net Capital Requirements and Regulatory Notifications

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2020, the Company had net capital of $340,197, which was $240,197 in excess of its required net capital of $100,000. The Company's percentage of aggregate indebtedness to net capital was 167%.

6. Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

6.   Recently Issued Accounting Pronouncements (Continued)

For the year ending March 31, 2020, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months on their balance sheets. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASU 2016-02 is effective for the Company as of its year ending March 31, 2020. The Company has determined that there is no impact under the new lease standards on the Company's financial statements due to the nature of their lease agreement.

7.   Concentrations of credit risk

Cash
The Company maintains principally all cash balances in two financial institutions which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institutions. The Company has not incurred any losses on these accounts.

8.   Related parties

For the year ended March 31, 2020, 95% of the Company's Fees revenue of $3,301,222 was from Semper Capital Management, LLC, a related party under common ownership. Accounts receivable were $238,363 as of March 31, 2020.

During the year ended March 31, 2020, the Company engaged in certain securities transactions with a Member, aggregating in sales of $104,688, and a net loss of $719, shown on the Statement of Operations.

During the year ended March 31, 2020, other liabilities of $4,939 were forgiven and converted to members' contributions.

9.   Leases

The Company leases office space under an agreement that commenced April 1, 2015. Monthly rent expense is $12,000. Beginning May 1, 2018, the lease was converted to a month-to-month agreement, at the Company's sole option to renew.

The Company entered into a new two years lease agreement for the office space beginning on April 12, 2020 and ending April 11, 2022. Monthly rent expense is $3,954.56. The minimum base rental commitments under this lease, are as follows:

		Year Ending March 31
2020	$	3,954.56
2021	$	3,954.56

10.   Subsequent Events

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.